Filed Pursuant to Rule 433
Registration No. 333-180331

June 21, 2012

BGC PARTNERS, INC.

Pricing Term Sheet

$100,000,000 8.125% Senior Notes due 2042

Issuer:	BGC Partners, Inc.

Ratings: (S&P / Fitch)*:	BBB- / BBB

Ratings Outlooks: (S&P / Fitch)*:	Stable / Stable

Security Type:	Senior Unsecured Notes

Pricing Date:	June 21, 2012

Settlement Date:	June 26, 2012 (T+3)

Maturity Date:	June 15, 2042

Interest Payment Dates:	March 15, June 15, September 15 and December 15, beginning September 15, 2012

Principal Amount:	$100,000,000

Over-allotment Option:	$15,000,000

Public Offering Price:	$25.00 per Note, plus accrued interest, if any, from June 26, 2012

Optional Redemption:	The Notes may be redeemed, for cash, in whole or in part, on or after June 26, 2017, at our option, at any time and from time to time, until maturity at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued but unpaid interest on the principal amount being redeemed to, but not including, the redemption date.

Listing:	The Issuer has applied to list the notes on the New York Stock Exchange under the symbol “BGCA” and, if the application is approved, expects trading in the notes on the New York Stock Exchange to begin within 30 days after the notes are first issued.

CUSIP / ISIN:	05541T408 / US05541T4085

Sole Book-Running Manager:	Wells Fargo Securities, LLC

Co-Managers:	Cantor Fitzgerald & Co. Raymond James & Associates, Inc. RBC Capital Markets, LLC

Jr. Co-Managers:	CastleOak Securities, L.P. Keefe, Bruyette & Woods, Inc. Sandler O’Neill & Partners, L.P.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The following table sets forth our consolidated capitalization as of March 31, 2012:

•	on an actual basis; and

•	as adjusted to give effect to the offering of the Notes, assuming that the underwriters do not exercise their over-allotment option, and the use of the proceeds to repay short-term borrowings under our unsecured revolving credit facility.

This table should be read in conjunction with the information contained in “Use of Proceeds” in the prospectus supplement and under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in our unaudited condensed consolidated financial statements and notes thereto, each of which is in our Quarterly Report on Form 10-Q for the three months ended March 31, 2012.

	As of March 31, 2012
(Unaudited, in thousands)	Actual	As Adjusted
Cash and cash equivalents (1)(2)	$310,526	$350,526

Borrowings:
8.75% Convertible Senior Notes due 2015	150,000	150,000
4.50% Convertible Senior Notes due 2016	140,058	140,058
Collateralized borrowings	48,239	48,239
Unsecured revolving credit facility (1)	60,000	—
8.125% Senior Notes due 2042, offered hereby (2)	—	100,000

Total notes payable and collateralized borrowings	398,297	438,297

Redeemable partnership interest	82,079	82,079

Stockholders’ equity
Class A common stock, par value $0.01 per share; 500,000 shares authorized; 122,804 shares issued at March 31, 2012, and 104,763 shares outstanding at March 31, 2012 (3)	1,228	1,228
Class B common stock, par value $0.01 per share; 100,000 shares authorized; 34,848 shares issued and outstanding at March 31, 2012, convertible into Class A common stock	348	348
Additional paid-in capital	515,127	515,127
Contingent Class A common stock	19,763	19,763
Treasury stock, at cost: 18,041 shares of Class A common stock at March 31, 2012	(110,090)	(110,090)
Retained deficit	(96,122)	(96,122)
Accumulated other comprehensive loss	(2,322)	(2,322)

Total stockholders’ equity	327,932	327,932
Noncontrolling interest in subsidiaries	95,194	95,194

Total equity	423,126	423,126

Total capitalization	$903,502	$943,502

(1)	We intend to use the net proceeds from the offering of the notes to repay all short-term borrowings under the facility outstanding as of the date hereof.
(2)	Does not include the impact of underwriting fees and the expenses that will be incurred in connection with the offering of the notes.
(3)	Excludes shares of Class A common stock that may be issued, under certain circumstances, upon conversion of the 8.75% Convertible Senior Notes due 2015 and the 4.50% Convertible Senior Notes due 2016.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-326-5897 or emailing cmClientsupport@wellsfargo.com.